December 8, 2015

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
Washington DC 20549

Re:	XTI Aircraft Company
Offering Statement on Form 1-A
Filed November 13, 2015
File No. 0001638850

Dear Mr. Dobbie:

We acknowledge receipt of comments in your letter of December 7, 2015, which we have set out below, together with our responses. The changes noted in response to comments 1, 2, 5, and 6 are reflected in the attached amended draft offering statement.

Part II
Offering Circular
Cover Page

1.

Please quantify in footnote 2 on the Cover Page the total offering expenses to be borne by the company in connection with the offering, assuming the minimum and maximum offering prices. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

We have revised the information in footnote 2 as requested.

2.	Revise the Cover Page to include approximate date of commencement of the proposed sale to the public. Refer to Item 1(i) of Part II to Form 1-A.

We have amended the cover page as requested.

Risk Factors, page 5

There is no current market for the company’s shares, page 8

3.

We note the disclosure that your shares may be traded on the over the counter market. Please revise to disclose whether you have any plans to apply for or otherwise seek trading or quotation of your shares on an over the counter market, and if so, which market.

We have no plans to apply for or otherwise seek trading or quotation of the Company’s shares on an over the counter market.

Plan of Distribution and Selling Security Holders, page 9

4.

Please tell us whether any officer, director or employee of your company will participate in the sale of securities pursuant to this offering. If so, please tell us whether they intend to rely upon the safe harbor set forth in Exchange Act Rule 3a4-1.

No officer, director or employee of the Company will participate in the sale of securities pursuant to this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operations, page 23

5.	Please address whether and the extent to which you expect your flying proof of concept timeline will need to be extended if you raise less than the maximum proceeds from this offering.

We have revised this section to addressthe extent to which the Company expects its flying proof of concept timeline will need to be extended if it raises less than the maximum proceeds from this offering.

Interest of Management and Others in Certain Transactions, page 28

6.

We note the disclosure regarding the repayment terms of the Brody note. Please tell us why you have not included the repayment of the Brody note or any related disclosure that may be required by Instruction 6 to Item 6 of Part II of Form 1-A in the Use of Proceeds section on pages 11-12.

We have made revisions to the offering statement to include the repayment of the Brody note and related disclosure required by Instruction 6 to Item 6 of Part II of Form 1-A in the Use of Proceeds section on pages 11-12.

Sincerely,

Sara Hanks
Managing Partner
KHLK LLP

cc:XTI Aircraft Company